FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                               --------------------------
                                      1934
                                      ----

                                  May 17, 2004

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F     X              Form 40-F
                                      -------                     -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                           Yes                           No
                               ---                                ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                           Yes                           No
                               ---                                ------


         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes                           No
                               ---                                ------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.

                                                               Total Pages: 4


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             Smith & Nephew plc
                                             (Registrant)



Date:  May 17, 2004                    By:   /s/ Paul Chambers
                                             -----------------
                                             Paul Chambers
                                             Company Secretary

13 May 2004


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP



Dear Sirs,

We have been notified today that Dr. Pamela Kirby, a director of Smith & Nephew plc, acquired 3,500 ordinary shares of 12 2/9 pence each in the Company on 12 May 2004, at a price of 566.50 pence per share. Dr. Kirby now has an interest in 3,500 ordinary shares representing 0.0004% of the issued share capital of the Company.

Yours faithfully,



P.R Chambers
Company Secretary

17 May 2004


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Dealing by Directors in Ordinary shares of Smith & Nephew plc

We have today been notified of the following transactions by Directors of Smith & Nephew plc:

Mr C J O'Donnell acquired 636 Ordinary shares of 12 2/9 pence each in Smith & Nephew plc and Mrs M O'Donnell 221 Ordinary Shares, by re-investment of a dividend paid on 14 May 2004. Each share was purchased at 575.48 pence on 14 May 2004.

Mr C J O'Donnell now has an interest in 164,400 shares representing 0.018% of the issued share capital.

Mrs Diane Eustace (wife of Mr Dudley Eustace) acquired 43 Ordinary shares of
12 2/9 pence each in Smith & Nephew plc, by re-investment of a dividend paid on 14 May 2004. Each share was purchased at 575.48 pence on 14 May 2004.

Mr Dudley Eustace now has an interest in 50,338 shares representing 0.005% of the issued share capital.

Yours faithfully,


P.R Chambers
Company Secretary